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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer: MotivePower Industries, Inc. (formerly MK Rail
Corp.)

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  61980K101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Richard L. Chilton, Jr., c/o Chilton Investment Partners, L.P.
320 Park Avenue, 22nd Floor, New York, NY  10022; (212) 751-3596

     (Date of Event which Requires Filing of this Statement)

                         January 6, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  61980K101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Richard L. Chilton, Jr.   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,834,413

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         1,834,413

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,834,413

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






                                2

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13. Percent of Class Represented by Amount in Row (11)

         10.4%

14. Type of Reporting Person

         IN

















































                                3

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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Richard L. Chilton, Jr. (the "Reporting Person") in the Common Stock, $.01 par value (the "Shares"), of MotivePower Industries, Inc. (the "Issuer") has increased from 8.9% to 10.4% of the Shares outstanding.

Item 1.  Security and Issuer
         ___________________

         The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value in MotivePower Industries, Inc. (formerly MK Rail Corp.)

         The name and address of the principal executive and business office of the Issuer is:

         MotivePower Industries, Inc.
          (formerly MK Rail Corp.)
         1200 Reedsdale Street
         Pittsburgh, PA  15233

Item 2.  Identity and Background
         _______________________

         No Change.

Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, the Reporting Person is deemed to beneficially own 1,834,413 Shares. All 1,834,413 Shares are held by the Partnerships or by managed accounts over which the Reporting Person has investment discretion. All the Shares purchased since the last filing on
         Schedule 13D were purchased in open market transactions at an aggregate cost of $2,189,113. The funds for the purchase of the Shares held in the Partnerships and the managed accounts over which the Reporting Person has investment discretion have come from the Partnerships' working capital or each account's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions
         _______________________

         No Change.








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Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 1,834,413 Shares. Based on information received from the Issuer, there are believed to be 17.56 million Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 10.4% of the outstanding Shares. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or Relation-
         ships with Respect to Securities of the Issuer
         ____________________________________________________

         No Change.

Item 7.  Material to be Filed as Exhibits
         ________________________________

         A description of the transactions in the Shares that were effected by the Reporting Person since the most recent filing on Schedule 13D is filed herewith as Exhibit A.



























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         Signature



         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.





                                     /s/ Richard L. Chilton, Jr.
                                  ______________________________



January 15, 1997




































                                6
00511001.AR3

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                                                        Exhibit A
                                                        _________


                    SCHEDULE OF TRANSACTIONS
                    ________________________


  Date          Shares Acquired/(Sold)      Price Per Share
  ____          ______________________      _______________

12/20/96               65,483                   $7.185

01/06/97              213,228                    8.060










































00511001.AR3